Exhibit 99.3

Inter & Co, Inc.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

General

The board of directors (the “Board”) of Inter & Co, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 28, 2023 at 2:00 p.m. (São Paulo time). The AGM will be held at the offices of the Company at the Company's headquarters located at Avenida Barbacena, No. 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, and virtually by accessing the following link https://web.lumiagm.com/234117599 (Password: interco2023).

On or about April 3, 2023, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ri.bancointer.com.br/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 28, 2023, New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 401,873,146 Common Shares were issued and outstanding, including 284,836,041 Class A Common Shares and 117,037,105 Class B Common Shares. One or more shareholders holding not less than 25% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, it will be noted that you have abstained from voting on the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Classificação da Informação: RESTRITA

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares to be able to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ri@bancointer.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM.

Classificação da Informação: RESTRITA

PROPOSAL 1:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED 31 DECEMBER 2022 BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS

We are seeking shareholder approval, ratification and confirmation in all respects of the Company’s 2022 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s Audited Accounts is available on the Company’s website at https://ri.bancointer.com.br/en/documents/sec-interco/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

PROPOSAL 2:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE PROPOSED ANNUAL BUDGET OF US$8,879,063 (EIGHT MILLION, EIGHT HUNDRED AND SEVENTY-NINE THOUSAND AND SIXTY-THREE US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY TO THE DIRECTORS AND OFFICERS OF THE COMPANY BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS

We are seeking shareholder approval, ratification and confirmation in all respects of the proposed annual budget of US$8,879,063 (eight million, eight hundred and seventy-nine thousand, sixty-three US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company.

The proposed annual budget comprises the compensation of directors which amounts to US$2,244,837 (two million, two hundred and forty-four hundred thousand and eight hundred and thirty-seven US dollars) and the compensation of officers which amounts to US$6,634,226 (six million, six hundred and thirty-four thousand and two hundred and twenty-six US dollars).

The proposed annual budget for the aggregate compensation has been calculated considering a Board of Directors composed of twelve (12) members, which is the maximum number of directors permitted by our Amended and Restated Memorandum and Articles of Association (the “Articles”). Our Board of Directors currently has ten (10) members, which means the proposed annual budget covers not only the compensation of the ten (10) current directors but also the compensation of two (2) additional directors who may eventually be elected during the year.

The proposed annual budget has also been calculated considering the compensation paid to the officers of the Company, even though this compensation is fully paid by its subsidiaries.

The Company’s directors receive a fixed amount for their services as members of the Board of Directors. An additional fixed amount is paid to those directors who also serve as members of committee(s), such as the Audit Committee. Such additional amount is included in the annual budget proposed above.

Three (3) directors of the Company, whose compensation was included in the proposed annual budget above, receive their compensation directly from its subsidiaries.

Classificação da Informação: RESTRITA

The Company’s officers receive a fixed and a variable amount, and may also receive stock-based compensation under the Company’s incentive plans, which are all included in the annual budget proposed above.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE PROPOSED ANNUAL BUDGET OF US$8,879,063 (EIGHT MILLION, EIGHT HUNDRED AND SEVENTY-NINE THOUSAND AND SIXTY-THREE US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY TO THE DIRECTORS AND OFFICERS OF THE COMPANY.

PROPOSAL 3:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT ANTONIO KANDIR BE APPOINTED AS A DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board unanimously resolved to appoint Antonio Kandir, Lorival Nogueira Luz Junior and Todd Crawford Chapman to fill vacancies in the Board as interim Directors, each to hold office in accordance with the Amended and Restated Articles of Association of the Company (the "Articles") until the AGM.

We are seeking shareholder approval for the appointment of Antonio Kandir as a director of the Company with immediate effect to hold office in accordance with the Articles.

Antonio Kandir served as Minister of State Planning and Budget from 1996 to 1998, as a Special Secretary for Economic Policy, as President of the National Council on Privatization, as Brazilian Governor at the Inter-American Development Bank, as President of Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada - IPEA), as Congressman (1995-2003), as Director of Private Equity and Hedge Funds, and Research Coordinator at Itaú Planejamento e Engenharia S.A. Kandir also worked as Professor at the University of Campinas (UNICAMP) and Pontifícia Universidade Católica de São Paulo (PUC-SP), and as Assistant Faculty Fellow at the University of Notre Dame in USA. He holds a PhD and a master’s degree in Economics from the University of Campinas (UNICAMP) and a bachelor’s degree in Mechanical Production Engineering from the Polytechnic School at the University of São Paulo (USP). He was already serving as member of the Audit Committee of Banco Inter S.A. (a committee regulated by the Central Bank of Brazil) and will maintain such position.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF ANTONIO KANDIR AS DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES.

Classificação da Informação: RESTRITA

PROPOSAL 4:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT LORIVAL NOGUEIRA LUZ JUNIOR BE APPOINTED AS A DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY

We are seeking shareholder approval for the appointment of Lorival Nogueira Luz Junior as a director of the Company with immediate effect to hold office in accordance with the Articles.

Lorival Nogueira Luz Junior was the Global CEO of BRF from 2019 to 2022, after serving as CFO in 2017 and COO in 2018. He has over 17 years of experience in corporate banking and treasury acquired at Citibank and also served as Global CFO of Votorantim Cimentos, CPFL Energia and Estácio Participações, and Global Corporate Treasurer of Votorantim Industrial. He has served in the Advisory Boards of the Brazilian Association of Animal Protein and of the Industry Federation of the State of Minas Gerais (FIEMG) and is currently a member of the Board of Businesspeople of Instituto Ayrton Senna. He holds a bachelor’s degree in Business Administration from FAAP.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF LORIVAL NOGUEIRA LUZ JUNIOR AS DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES.

PROPOSAL 5:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT TODD CRAWFORD CHAPMAN BE APPOINTED AS A DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY

We are seeking shareholder approval for the appointment of Todd Crawford Chapman as a director of the Company with immediate effect to hold office in accordance with the Articles.

Todd Chapman recently retired from the U.S. Government after over 30 years as a career diplomat in the U.S. Foreign Service. As the U.S. Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, security, and environmental agenda at the sixth-largest U.S. embassy in the world and coordinated support for over 275,000 U.S. residents in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, where he revitalized the bilateral relationship and attracted new U.S. investments to Ecuador. His international experience through his career in the foreign service and in the private sector includes postings in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently admitted into the American Academy of Diplomacy in Washington D.C. He also served as Senior Advisor to Under Secretary of State for Economic Affairs Keith Krach and Principal Deputy Assistant Secretary of State at the Bureau of Political-Military Affairs of the US Department of State. He is currently a Non-Resident Fellow at Payne Institute for Public Policy and Senior Advisor (Non-Resident) at the Center for Strategic and International Studies (CSIS). Mr. Chapman holds a master’s degree from the National Intelligence University and a bachelor’s degree from Duke University. He is fluent in Spanish and Portuguese. Mr. Chapman was serving the Company as a member of the Advisory Committee.

Classificação da Informação: RESTRITA

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF TODD CRAWFORD CHAPMAN AS DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE IN ACCORDANCE WITH THE ARTICLES.

PROPOSAL 6:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE AUTHORISED SHARE CAPITAL OF THE COMPANY BE CHANGED (THE "AUTHORISED SHARE CAPITAL CHANGE") BY WAY OF A CONSOLIDATION AND A CAPITAL INCREASE (FULL TEXT OF THE RESOLUTION SET OUT BELOW)

As an ordinary resolution, that the authorised share capital of the Company be changed (the "Authorised Share Capital Change"):

(a)	from US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, which comprise (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 5,000,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company;

(b)	to US$52,500 divided into 7,000,000,000 shares of nominal or par value of US$0.0000075 each, which comprise (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 1,750,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with article 4 of the Articles of Association of the Company;

(c)	by:

(i)	consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 3; and

(ii)	creating 333,333,333.3333333 shares of nominal or par value of US$0.0000075 each, of which shares (I) 166,666,666.666667 shall be designated as Class A Common Shares; (II) 83,333,333.3333333 shall be designated as Class B Common Shares; and (III) 83,333,333.3333333 shall be undesignated shares, with effect from such date as determined by the Board of Directors of the Company to implement the Authorised Share Capital Change (the "Effective Date").

When the consolidation is determined by the Board of Directors it will be proportionally reflected on all issued shares of the Company, resulting in a reverse stock split by a factor of 1-for-3 (one for three) on the Effective Date ("Reverse Stock Split"). The consolidation of shares will not be reflected in the Brazilian Depositary Receipts backed by the Company's Class A Common Shares ("BDRs"). Accordingly, once the consolidation becomes effective, each Class A Common Share will back 3 (three) BDRs and holders of BDRs will have to hold 3 (three) BDRs to be able to request their cancelling in order to receive 1 (one) underlying Class A Common Share.”

Classificação da Informação: RESTRITA

We are seeking shareholder approval for changing the authorised share capital of the Company by consolidating each authorised and unissued, and each authorised and issued, Class A Common Share, Class B Common Share and undesignated share of a par value of US$0.0000025 by a factor of 1-for-3 (one for three) and increasing the share capital of the Company.

The Effective Date of the consolidation and capital increase will be later determined by the Board of Directors of the Company once the applicable regulatory approvals are obtained and the arrangements for the consolidation are organized with AST and NASDAQ. The change in the ratio of BDRs backed by each Class A Common Share, from the current ratio of 1 (one) Class A Common Share to 1 (one) BDR, to the proposed ratio of 1 (one) Class A Common Share to 3 (three) BDRs is subject to the approval of the Securities and Exchange Commission of Brazil ("CVM"). The Board of Directors of the Company will only approve the effectiveness of the consolidation once the CVM approval is obtained. The effectiveness of the consolidation will not change the number of BDRs held by each BDR holder on the Effective Date. On the other hand, on the Effective Date, the number of Class A Common Shares and Class B Common Shares will be divided into 3 (three), as applicable, in the registered shareholders respective book entries on the records of AST or in the registries of the bank, brokerage firm, or other nominee holding the shares of street shareholders. If the number of shares following the consolidation for any shareholder includes a fraction, the procedure to address such fraction shall be determined by the Board. The Company will announce the consolidation arrangements prior to the Effective Date. The Company expects that the consolidation will reduce the transaction costs of negotiating Class A Shares and align the Class A Share trading price with that of peer companies.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” CHANGING THE AUTHORISED SHARE CAPITAL OF THE COMPANY BY WAY OF A CONSOLIDATION AND A CAPITAL INCREASE (FULL TEXT OF THE RESOLUTION SET OUT ABOVE).

PROPOSAL 7:

TO RESOLVE, AS A SPECIAL RESOLUTION, THAT THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY CURRENTLY IN EFFECT BE AMENDED AND RESTATED BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE (ACCESSIBLE AT HTTPS://RI.BANCOINTER.COM.BR/EN/DOCUMENTS/GOVERNANCE-DOCUMENTS/) WITH EFFECT FROM THE EFFECTIVE DATE

We are seeking shareholder approval to amend and restate the Articles, by substituting the Articles by the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company’s website, which can be accessed at https://ri.bancointer.com.br/en/documents/governance-documents/.

Classificação da Informação: RESTRITA

Since first amending our Articles, at the time of the Company’s listing on Nasdaq, we have noted that a few changes were needed. The proposed amendments are the following:

Current Provision (First Amended and Restated Memorandum of Association)	Amended Provision (Second Amended and Restated Memorandum of Association)	Basis of the Proposal
6. The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.	6. The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.	The amendment simply corrects the language of the provision to add a missing word (“from”).

1.2. In these Articles: (a) the following terms shall have the meanings set opposite if not inconsistent with the subject or context:

(…)

“Nominating Committee” the nominating committee of the Company formed by the Board pursuant to Article 23.3(a) hereof, or any successor of the nominating governance committee;

1.2. In these Articles: (a) the following terms shall have the meanings set opposite if not inconsistent with the subject or context:

(…)

“Nominating Committee” the nominating committee of the Company formed by the Board pursuant to Article 23.3(a) hereof, or any successor of the nominating committee;

The amendment simply corrects the language of the provision to exclude the word “governance” which is out of context.
21.3. Any vacancies on the Board arising other than upon the removal of a Director by resolution passed at a general meeting can be filled by the remaining Director(s) (notwithstanding that the remaining Director(s) may constitute fewer than the number of Directors required by Article 20.1 or fewer than is required for a quorum pursuant to Article 28.1). (…)	21.3 The Directors may appoint any person to be a Director, either to fill a vacancy on the Board (other than upon the removal of a Director by resolution passed at a general meeting) or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors (notwithstanding that the remaining Director(s) may constitute fewer than the number of Directors required by Article 20.1 or fewer than is required for a quorum pursuant to Article 28.1). (…)	The amendment clarifies the position that the Directors are able to appoint interim Directors up to the maximum number of Directors set out in the Articles.
21.5. Additions to the existing Board may be made by Ordinary Resolution.	21.5. Additions to the existing Board, separate to those made pursuant to Article 21.3, may be made by Ordinary Resolution.	The amendment streamlines the reading of the Articles by including a cross reference to another provision that addresses the same matter.

Classificação da Informação: RESTRITA

Current Provision (First Amended and Restated Memorandum of Association)	Amended Provision (Second Amended and Restated Memorandum of Association)	Basis of the Proposal
24.5. Without limiting the generality of Article 24.4, the Board shall establish a permanent Audit Committee, which shall comprise at least three (3) Persons and up to five (5) Persons, and may establish a Compensation Committee, which shall comprise at least three (3) Persons and up to six (6) Persons, a Nominating Committee, which shall comprise at least three (3) Persons and up to six (6) Persons, and an ESG Committee, which shall comprise at least three (3) Persons and up to seven (7) Persons, and, where such committees are established, the Board may adopt formal written charters for such committees and, if so, shall review and assess the adequacy of such formal written charters on an annual basis. (…)	24.5. Without limiting the generality of Article 24.4, the Board shall establish a permanent Audit Committee, which shall comprise at least three (3) Persons and up to five (5) Persons, and may establish a Compensation Committee, which shall comprise at least two (2) Persons, a Nominating Committee, which shall comprise at least two (2) Persons, and an ESG Committee, which shall comprise at least two (2) Persons, and, where such committees are established, the Board may adopt formal written charters for such committees and, if so, shall review and assess the adequacy of such formal written charters on an annual basis. (…)	The Board considers that flexibility when establishing and appointing members to the committees other than the Audit Committee, listed in Article 24.5, is of utmost importance. This amendment aims to guarantee this flexibility to the Board when appointing members to those committees other than the Audit Committee.

The affirmative vote by the holders of a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY IN EFFECT BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE (ACCESSIBLE AT HTTPS://RI.BANCOINTER.COM.BR/EN/DOCUMENTS/GOVERNANCE-DOCUMENTS/) WITH EFFECT FROM THE EFFECTIVE DATE.

COMPANY INFORMATION

A copy of this proxy statement may be accessed on the Company’s Investor Relations website at HTTPS://RI.BANCOINTER.COM.BR/EN/DOCUMENTS/GOVERNANCE-DOCUMENTS/.

By Order of the Board of Directors,

Dated: April 3, 2023

Classificação da Informação: RESTRITA